EXHIBIT 21.1

SUBSIDIARIES OF SANDERS MORRIS HARRIS GROUP INC.

Subsidiary	State of Organization

Sanders Morris Harris Inc.	Texas
Salient Capital Management, LLC	Texas
SMH Capital Advisors, Inc.	Texas
SMH Capital, Inc.	Texas
TEI, Inc.	Texas